Exhibit 99.80

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

August 3, 2011	TSX: TMM
NEWS RELEASE

Timmins Gold Announces Appointment
of New Director and Chair of Audit Committee

Vancouver, BC - Timmins Gold Corp. (TSX:TMM) (“Timmins Gold”) is pleased to announce the appointment of Paula Rogers, CA as a member of our Board of Directors, and the Chair of the audit committee, effective immediately.

Ms. Rogers is a Chartered Accountant and brings over 15 years experience working for Canadian-based international public companies in the areas of treasury operations, tax planning and compliance, mergers and acquisitions and financial reporting. She has extensive experience in multi-million dollar financings in the Canadian and US bank and public debt markets. Ms. Rogers is also currently the CFO of TSXV-listed Castle Peak Mining Ltd. She has served as an officer of other public companies including Vice-President, Treasurer of NYSE-listed Goldcorp Inc. and Treasurer of Wheaton River Minerals Ltd.

“We are pleased to welcome to our Board a director with Ms. Rogers’ qualifications and experience. Her involvement with our team will help in the ongoing growth of Timmins Gold” stated Bruce Bragagnolo, CEO of Timmins Gold. “Her track record in the mining industry and experience with Goldcorp and Wheaton River through their remarkable growth periods will be a valuable asset to Timmins Gold at this exciting time in our development.”

Caution Regarding Forward-Looking Statements

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

About Timmins Gold

Focused solely in Mexico, Timmins Gold Corp is in commercial gold production at its wholly owned San Francisco gold mine in Sonora, Mexico. The mine is a past-producing open pit heap leach operation. Timmins Gold has forecast production at a rate in excess of 100,000 ounces of gold per year at a life of mine cash cost of approximately U.S. $489 per ounce. (Micon International NI 43-101F1 Technical Report dated November, 2010).

Contacts:

Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com